SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Renovacor, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75989E106
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75989E106	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,350,803 Shares (including 350,000 Shares issuable upon exercise of warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,350,803 Shares (including 350,000 Shares issuable upon exercise of warrants)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,350,803 Shares (including 350,000 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 19.0%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 75989E106	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,350,803 Shares (including 350,000 Shares issuable upon exercise of warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,350,803 Shares (including 350,000 Shares issuable upon exercise of warrants)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,350,803 Shares (including 350,000 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 19.0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 75989E106	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (“Shares”) of common stock, par value $0.0001 per share, of Renovacor, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at P.O. Box 8142, Greenwich, CT 06836.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) RTW Investments, LP (“RTW Investments”), a Delaware limited partnership, and the investment adviser to certain funds (the “RTW Funds”), with respect to the Shares directly held by the RTW Funds; and (ii) Roderick Wong, M.D. (“Dr. Wong”), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b) The principal business address of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.

(c) The principal business of RTW Investments is serving as investment adviser to the RTW Funds. Dr. Wong is the Managing Partner and Chief Investment Officer of RTW Investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RTW Investments is a limited partnership organized in Delaware. Dr. Wong is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Shares reported herein was the working capital of RTW Funds. The aggregate purchase price of the Shares reported herein was approximately $28.6 million.

Item 4.	PURPOSE OF TRANSACTION.

On September 19, 2022, the Issuer, Rocket Pharmaceuticals, Inc., a Delaware corporation, (“Rocket”), Zebrafish Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Rocket (“Merger Sub I”), and Zebrafish Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Rocket (“Merger Sub II”), entered into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Merger Sub I will merge with and into the Issuer (the “First Merger”) and (ii) the Issuer as the surviving corporation of the First Merger, will merge with and into Merger Sub II with Merger Sub II continuing as the surviving limited liability company and a wholly owned subsidiary of Rocket (the “Second Merger” and together with the First Merger, the “Mergers”). Pursuant to the Mergers, the Issuer's shareholders will receive approximately 0.1676 shares of Rocket in exchange for each of their shares of the Issuer (subject to adjustment as described in the Merger Agreement) and are expected to own approximately 4.6% percent of Rocket equity on a fully diluted basis immediately following the closing of the transaction. The exchange ratio implies an equity deal value of approximately $53 million based on fully diluted shares outstanding and the acceleration and vesting of all earnout shares, or $2.60 per share of the Issuer, based on the volume weighted average trading price of Rocket shares of $15.51 for the 30 trading days through and including Monday, September 19, 2022. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which has been filed filed by the Issuer with the SEC as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 20, 2022, and is incorporated herein by reference.

CUSIP No. 75989E106	SCHEDULE 13D	Page 5 of 8 Pages

The board of directors of Rocket formed a special committee of independent directors to negotiate and approve the Merger. The members of the Rocket board of directors that are affiliated with RTW Investments, including Dr. Wong, recused themselves from the committee and the board votes on the Merger.

In connection with the Merger Agreement, on September 19, 2022, the RTW Funds entered into a Voting Agreement (the “Voting Agreement”), with the Issuer, pursuant to which the RTW Funds have agreed to vote their Rocket securities, in favor of the matters to be voted upon in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement will terminate the earliest of: (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to conditions set forth therein, (ii) such date and time of any material modification, waiver or amendment to any provision of the Merger Agreement without the RTW Funds’ consent that reduces the amount or changes the form of consideration payable to the RTW Funds pursuant to the Merger Agreement, (iii) the First Effective Time (as defined in the Merger Agreement); provided that the termination shall not relieve the RTW Funds of any liability arising out of any breach therein; and (iv) the time that the Company Stockholder Approval (as defined in the Merger Agreement) has been obtained. The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is attached as Exhibit A to this Schedule 13D by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 20, 2022.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 17,267,690 Shares outstanding as of August 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 8, 2022.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) No transactions in the Shares were effected by the Reporting Persons during the past sixty (60) days.

(d) The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.  Each of RTW Master Fund, Ltd. and RTW Innovation Master Fund, Ltd., each an RTW Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

CUSIP No. 75989E106	SCHEDULE 13D	Page 6 of 8 Pages

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Except as otherwise described in this Schedule 13D there are, no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Voting Agreement, dated as of September 19, 2022 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on September 20, 2022).
Exhibit B	Joint Filing Agreement.

CUSIP No. 75989E106	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 21, 2022

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.

CUSIP No. 75989E106	SCHEDULE 13D	Page 8 of 8 Pages

Exhibit B

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: September 21, 2022

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.